August 3, 2006

By Fax and Federal Express

Mr. Rufus Decker
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D. C. 20549

Dear Mr. Decker:

The following is in response to your letter, dated June 28, 2006, regarding the Nalco Finance Holdings LLC (‘‘we,’’ ‘‘Nalco’’ or the ‘‘Company’’) Form 10-K for the fiscal year ended December 31, 2005 (the ‘‘Form 10-K’’) and Form 10-Q for the quarter ended March 31, 2006 (the ‘‘Form 10-Q’’). Thank you for your kind patience as we have been preparing this response; we appreciate the additional time.

As requested in your letter, we have set forth below the Company’s response to your comments, each of such responses keyed to the individual comment to which the response is directed. With respect to your comments requesting future compliance, we confirm that we will comply with these comments in all future filings.

The Company acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in its filings,

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The responses herein contain confidential and proprietary business information.

Nalco Finance Holdings LLC

Form 10-K for the year ended December 31, 2005

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. With the exception of the comment below that specifically requests an amendment, all other revisions may be included in your future filings.

For those comments that request additional disclosures or other revisions to be made, our responses below include descriptions or examples of the revisions. The additional disclosures or other revisions will also be included in future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

2.	We have reviewed your response to comment 2. The subtotal that adds up to ‘‘direct contribution’’ for all of your segments is a non-GAAP measure when this measure is used outside of the segment footnote. Please revise to exclude the ‘‘direct contribution’’ total for all of your segments or provide the Non-GAAP disclosures required by Item 10 of Regulation S-X, including a reconciliation to its directly comparable GAAP measure. Please refer to question 21 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

We will exclude the ‘‘direct contribution’’ total for all of our segments in future filings. In addition, we will include a cross reference in Management’s Discussion and Analysis of Financial Condition and Results of Operations to the SFAS 131 footnote disclosure which reconciles segment direct contribution to the consolidated earnings (loss) before income taxes determined in accordance with GAAP.

Consolidated and Combined Statements of Cash Flows, page 60

3.	We have reviewed your response to comment 6. You indicate that you classified as an operating cash outflow trade receivables that you repurchased in the amount of $100.7 million that originated from the sale of your products. You also indicate that the subsequent collection of these receivables was classified as operating cash inflows. Once you sold your trade receivables in a transaction qualifying for sales treatment under SFAS 140 and recorded the related cash inflows as operating activities, you met the criteria in paragraph 22(a) of SFAS 95. Your repurchase of these receivables should be accounted for no differently than the purchase of other receivables from a third party. As such, you should have treated these cash outflows and inflows from investing activities as required by paragraphs 15 to 17 of SFAS 95. Please tell us the amount of cash collections recorded in each period related to the trade receivables that you repurchased. Please refer to SFAS 95. If these amounts are material to your operating cash flows for a given period, please amend your financial statements accordingly. Otherwise, please tell us why you do not think these amounts are material to your operating cash flows in any period presented.

At the time of their original sale by the Predecessor, the $100.7 million of trade receivables repurchased by the Predecessor were part of a revolving pool of receivables eligible for transfer to a multiseller conduit administered by an independent financial institution. As part of the securitization arrangement, the Predecessor serviced the receivables, so the receivables transferred to the conduit were not specifically identified and removed from the accounts receivable subledger at the time of their transfer. Thus, when the receivables were repurchased on October 10, 2003, there was no change in the accounts receivable subledger, and the receivables repurchased were not specifically identifiable.

Because the repurchased receivables were not specifically identifiable, it is not possible to precisely determine the amount of cash collections recorded in each period related to

Nalco Finance Holdings LLC

the repurchased receivables. Using historical trade receivable aging statistics at the time of the repurchase, we can roughly estimate that between $65 million — $70 million of the repurchased receivables were collected in the same period as their repurchase. We estimate that most of the remaining $30 million — $35 million was collected in the Successor period from November 4, 2003 through December 31, 2003, with perhaps $2 million — $3 million collected in the Successor year ended December 31, 2004.

We believe that when investors compare and analyze our cash flow statements from period to period, they will combine the net cash provided by operating activities for the Predecessor period from January 1, 2003 through November 3, 2003 and the Successor period from November 4, 2003 through December 31, 2003, to arrive at a total net cash provided by operating activities for the year ended December 31, 2003. If net cash provided by operating activities for the year ended December 31, 2004 was overstated by $2 million — $3 million, we believe it would not be material to the $237.1 million of net cash provided by operating activities for the period, nor would it be material to the average annual net cash provided by operating activities of $224.0 million for the period from January 1, 2003 through December 31, 2005.

Note 3 — Summary of Significant Accounting Policies, page 66

Inventory Valuation, page 67

4.	We have reviewed your response to comment 11. The write-off of inventory at customer sites represent almost 9% of earnings before tax in 2005. Given the materiality of these write-offs please tell us the corrective actions undertaken by management to remedy the root causes to ensure that a write-off of this nature does not recur. Based on the materiality of these write-offs and that 15% of your inventory is held at customer sites, please tell us why you did not discuss any changes you made in your internal controls to address this problem under Item 9A. If this was an oversight, please revise your disclosures accordingly to disclose these changes.

To remedy the root causes of inventory write-offs during 2005 that resulted from differences between the recorded inventories at customer sites and the physical inventories, Nalco implemented a combination of process enhancements and additional controls including: i) formalized policies and procedures with clearly defined roles and responsibilities and a calendar of key activities, ii) additional training on the correct usage of key system transactions for this type of inventory, iii) enhanced system reporting for monitoring inventory values, iv) additional manual detective controls geared toward timely detection and correction of exceptions, v) physical inventory counts — including semi-annual counts for sites with larger inventory values, and vi) improved segregation of duties.

Our first Section 404 report was filed with our Form 10-K for the year ended December 31, 2005. Question 9 of Frequently Asked Questions Regarding Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports indicates that the Commission staff would not object if a registrant did not disclose changes made to internal controls in preparation for the registrant’s first management report on internal control over financial reporting; although, if the registrant were to identify a material weakness, it should carefully consider whether that fact should be disclosed, as well as the changes made in response to the internal control weakness.

As we noted in our response to your previous comment 11, the inventory differences occurred over a long period of time, and when we evaluated the quantitative and qualitative materiality of the write-offs, we concluded that prior periods were not

Nalco Finance Holdings LLC

materially misstated. We did not consider the changes in internal control related to the inventories at customer sites to have been made as a result of identifying a material weakness.

5.	We have reviewed your response to comment 12. Please disclose in a footnote in a manner similar to your response to our previous comment why you use more than one inventory method for similar types of inventory.

In future filings, we will include a disclosure in our Significant Accounting Policies footnote similar to our response to your previous comment 12, detailing why we use more than one inventory method for similar types of inventories.

Intangibles, page 68

6.	We have reviewed your response to comment 14. Please disclose in a footnote in a manner similar to your response to our previous comment the accelerated method that you use for amortizing customer intangibles.

In future filings, we will include a disclosure in our Significant Accounting Policies footnote similar to our response to your previous comment 14, describing the accelerated method that we use for amortizing customer intangibles.

Note 9 — Contribution Agreement With Profit-Sharing Trust and Reimbursement Agreement with Suez, page 72

7.	We have reviewed your response to comments 22 and 23. Please disclose the terms of the receivable due from a former shareholder, including the due dates of the receivable, the amounts due, the manner of settlement and a description of the amount of any collateral. Please also tell us your basis for including the cash receipts from these notes receivable related to principal in cash flows from operating activities, rather than cash flows from investing activities.

In future filings, in our disclosure of the Contribution Agreement with Profit-Sharing Trust and the Reimbursement Agreement with Suez, we will discuss more specifically the terms of the receivable from Suez, the former shareholder. We will note that the receivable does not have specific due dates, but that Suez must reimburse us immediately after we make contributions to the Profit-Sharing Trust. We will also note that the receivable is not secured by any Suez asset, but that if Suez fails to pay any of the payments required to be made under the Reimbursement Agreement, we have the right to set off such overdue amounts against the rent due under the sublease agreement for our corporate headquarters and research facility. (This is currently disclosed in Note 14 — Sale-Leaseback Transaction.)

We have included the cash receipts related to principal from the receivable from Suez in cash flows from operating activities because these receipts are reimbursements directly resulting from our contributions to the Profit-Sharing Trust. Because of the Reimbursement Agreement with Suez, our contributions to the Profit-Sharing Trust for our profit-sharing expense are reimbursed by Suez. Therefore, our profit-sharing expense does not result in any net cash outflow. Paragraph 21 of SFAS 95 notes that cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income. We considered it appropriate to reflect the cash receipts from the receivable from Suez as an operating activity, just as the contributions to the Profit-Sharing Trust are classified, since our profit-sharing expense does not have a cash effect.

Note 21 — Summary of Other Income (Expense), page 92

8.	We have reviewed your response to comment 21. Since the Suez management fees, sponsor

Nalco Finance Holdings LLC

monitoring fees, sponsor monitoring agreement termination fee and the loss on the sale of the South African subsidiary are operating expenses, please classify these expenses within operating income in accordance with Rule 5-03 of Regulation S-X. In doing so, you may choose to present each of these expenses in a separate line item within operating income to provide the greater visibility that you seek.

In future filings, we will reclassify the Suez management fees, sponsor monitoring fees, sponsor monitoring agreement termination fee and the loss on the sale of the South African subsidiaries within operating income in accordance with Rule 5-03 of Regulation S-X.

Note 24 — Segment Information, page 93

9.	We have reviewed your response to comment 24. You state in your response that all of your chemicals, equipment and services are similar. However, in the fourth paragraph of the shareholder letter, Dr. William H. Joyce, Chairman and Chief Executive Officer, states that a significant portion of the growth in revenues was due to growth in key segments such as deepwater oil, tissue and towel membrane treatments and expansion of your 3D TRASAR cooling water stress management program. In addition, in a press release discussing first quarter operating results for 2006 issued in a Form 8-K report on May 3, 2006, Dr. Joyce stated that the Tech Bond product is expected to be an important contributor of growth for many years to come. Furthermore, in the management discussion and analysis for the first quarter of 2006, you cited specific products and business units that contributed to the strong financial performance during the first quarter. Please provide us with a comprehensive explanation to support your position that all of your chemicals, equipment and services are similar for each of your four reportable segments.

Chemicals

From the time of our Company’s founding in 1928, our offerings have been designed to improve the efficiency of our customers’ operations — both utilities and production processes — that are affected by water. We began our business selling a compound called sodium aluminate to industrial plants to treat the water in the customer’s boilers and to railroads for treatment of water used in steam locomotives. Our business has evolved to cover a wide range of end markets, including aerospace, paper, chemical, pharmaceutical, petroleum, steel, power, food and beverage, medium and light manufacturing, metalworking and institutions such as hospitals, universities and hotels. Our products enable our customers to increase production yields, lower manufacturing costs, extend asset lives and improve the safety, health and environmental performance of their operations — in virtually all instances by somehow treating water that affects our customers’ operations.

In addition to having common benefits to our customers, most of our chemicals are derived from common petrochemicals. Ethylene and propylene derivatives are common ingredients used as building blocks for many of our products.

The active elements of the majority of our products are used by each of our reportable segments. Our products are used in water treatment applications to prevent corrosion of our customers’ industrial equipment, contamination and the buildup of harmful scale or other deposits on the equipment, or in production processes that use or are affected by water to enhance process efficiency and improve our customers’ end products. We do not sell consumer products or chemical products such as paints, varnishes, lacquers, enamels, fertilizers, pesticides, plastics, synthetic materials, soaps, detergents, etc. Unlike many chemical companies, our products are not used as raw materials or ingredients by our customers in their products, but are used to aid our customers’ production processes.

Our Industrial and Institutional Services division provides products that are principally utilized in water treatment applications, such as raw water treatment, wastewater

Nalco Finance Holdings LLC

treatment, water treatment in cooling programs and boiler treatment programs to control corrosion in industrial equipment, the buildup of scale and microbial fouling. Variations of these applications can be used in a wide range of capacities, from small boilers at an office building to large industrial boiler and cooling water systems such as those found in steel mills and power plants. Our products address the needs of membrane systems that are used to filter and purify water for both industrial and potable applications. Customers use our water treatment programs to extend the useful life of their assets, minimize downtime of their facilities, conserve water and energy, remove waste from water and decrease their total cost of operation. For example, our new 3D TRASAR technology for cooling water treatment, which combines chemicals, services and equipment, further extends the life of cooling water assets, saves energy and lowers the maintenance costs of our customers’ operations.

Our Energy Services division provides a full range of water treatment offerings to refineries and petrochemical plants. Our upstream process applications are used in crude oil and natural gas production, including production from deepwater fields. These applications improve oil and gas recovery and production, extend production equipment life and decrease operating costs through scale, paraffin and corrosion control, oil and water separation, and gas hydrate management solutions. Our downstream process applications address the refining of crude oil and the production of petrochemicals by improving plant efficiency and the useful lives of customer assets, while improving refined and petrochemical product quality and yields.

Our Paper Services division offers products used in the production of pulp and paper. Water is one of the primary components of the papermaking system. For each ton of pulp or paper produced, thousands of gallons of water are used. Careful management of the water throughout the process not only significantly impacts the water, fiber and energy costs of an operation, but also significantly influences the final properties of the sheet and machine efficiency. For example, our tissue and towel grade offering focuses on site performance issues like machine efficiency, fiber, water and waste management, and enhancing finished product performance in areas like softness, strength and absorbency.

Equipment and Services

With the exception of a small number of proprietary equipment, such as 3D TRASAR, the equipment sold or leased to our customers are products that are readily available on the market. They are usually standard types of equipment (e.g., pumps, bulk storage tanks, etc.) that are used by each of our reported segments. They are typically used in conjunction with our chemicals, enabling our customers to increase production yields, lower manufacturing costs, extend assets lives and improve the safety, health, and environmental performance of their operations. Our proprietary products such as 3D TRASAR are also used by each of our segments to improve the efficiency of our customers’ operations. Equipment revenues represent less than 10% of our consolidated revenues.

As we disclosed in our response to your previous comment 15, our services can be divided as follows: i) on-site technical expertise, and ii) saleable services. In both instances, the services provided by Nalco are offered across all reported segments. The majority of our services are intended to increase production yields, lower manufacturing costs, extend assets lives and improve the safety, health, and environmental performance of our customers’ operations through the treatment of water. Service revenues represent less than 10% of our consolidated revenues.

In Appendix A, Background Information and Basis for Conclusions, to FAS 131, paragraph 68 notes, ‘‘An enterprise with a relatively narrow product line may not

Nalco Finance Holdings LLC

consider two products to be similar, while an enterprise with a broad product line may consider those same two products to be similar.’’ We offer a large number of products, equipment and services to our customers, but we consider our offerings to be similar because i) they are all intended to improve the efficiency of our customers’ operations, ii) they are related to our customers’ use and handling of water, iii) they are largely similar chemistries, and iv) they and are not used as raw materials or ingredients by our customers in their products.

10.	We have reviewed your response to comment 25. Paragraph 94 of SFAS 131 states that information about assets and revenues from customers in different geographic areas assist analysts in understanding concentrations of risks due to negative changes in economic conditions and assess prospects for growth due to positive economic changes. Given that sales in foreign countries represent 55% of total revenues and that 56% of your inventory is in foreign countries and your relatively low margins of income before taxes of approximately 3%, we believe that disclosure of information about geographic areas is material to investors. Furthermore, in the fourth paragraph of the shareholder letter, Dr. William H. Joyce, Chairman and Chief Executive Officer, states that a significant portion of your growth was generated in China, India, Brazil, Russia and other Commonwealth of Independent States countries. Please provide the information about geographic areas in accordance with paragraph 38 of SFAS 131.

Since no individual country other than the United States accounts for a material amount of our net sales and long-lived assets, we will disclose subtotals of geographic information about groups of countries (e.g., Europe/Africa/Middle East, Latin America, Asia/Pacific, etc.) in future filings, as permitted by Paragraph 38 of SFAS 131.

Form 10-Q for the period ended March 31, 2006

General

11.	Please address the comments above in your interim filings as well.

We will address those comments that are applicable to interim reporting (e.g., comment 2 and comment 12) in future interim filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

12.	The terms Adjusted EBITDA and Free Cash Flow are considered non-GAAP financial measures. Please identify these measures as non-GAAP financial measures and either refer to the location elsewhere in the filing that has all of the required non-GAAP disclosures or provide the required non-GAAP disclosures in this section. Please also disclose why you believe that the presentation of these non-GAAP financial measures is useful information to investors regarding your financial condition and results of operations. Please refer to Item 10(e) of Regulation S-K.

Nalco Finance Holdings LLC

In future filings, we will include the following disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations:

Use of Non-GAAP Financial Measures

EBITDA, Adjusted EBITDA and Free Cash Flow are measures used by management to measure operating performance. Adjusted EBITDA is also used to determine our compliance with financial covenants and our ability to engage in certain activities such as incurring additional debt and making certain payments.

EBITDA is defined as net earnings plus interest, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA further adjusted for certain cash and non-cash charges, as permitted under our senior discount note, senior note and senior subordinated note indentures and our senior credit facility. Free Cash Flow is defined as net cash provided by operating activities, less capital expenditures and minority interest charges.

We believe EBITDA is useful to the investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We consider the inclusion of supplementary adjustments to EBITDA applied in presenting Adjusted EBITDA appropriate to provide additional information to investors to demonstrate compliance with our financing covenants. We believe Free Cash Flow provides investors with a measure of our ability to generate cash for the repayment of debt.

EBITDA, Adjusted EBITDA and Free Cash Flow are not recognized terms under U.S. GAAP and do not purport to be alternatives to net earnings (loss) as an indicator of operating performance or to cash flows from operating activities as a measure of liquidity. The most direct comparable GAAP financial measures of each non-GAAP financial measure, as well as the reconciliation between each non-GAAP financial measure and the GAAP financial measure, are presented in the discussions of the non-GAAP financial measures. Because not all companies use identical calculations, our measures may not be comparable to other similarly titled measures of other companies.

Yours truly, Nalco Finance Holdings LLC
/s/ Frederic Jung

Frederic Jung Controller